Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533-5076	Fax: 604.533-5065

For Immediate Release

BALATON ANNOUNCES PRIVATE PLACEMENT AND
REDUCTION OF WARRANT EXERCISE PRICE

Langley, B.C., March 25, 2010 – BALATON POWER INC. (OTCBB:BPWRF ) (“Balaton” or the “Company”). The Company is pleased to announce that further to its news release of March 24, 2010, it is increasing its announced non-brokered private placement of that date from 7.5 million units to 9 million units, for aggregate proceeds of US$180,000 (the “Offering”). The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with investors. The securities issued pursuant to the Offering will be subject to the applicable regulatory hold periods from the date of issuance.

The Company further announces a correction to its news release of March 24, 2010, respecting the expiry dates of the currently outstanding B Warrants listed therein. The year of the expiry dates for all outstanding B Warrants was shown as “2010” in that news release, while such expiry date is in fact “2011” for all B Warrants. Accordingly, the Company wishes to correct the disclosure in its March 24, 2010 news release to read that the 2,000,000 B Warrants issued on July 23, 2009 expire July 23, 2011, the 6,000,000 B Warrants issued on August 20, 2009 expire on August 20, 2011 and the 1,000,000 B Warrants issued on October 16, 2009 expire on October 16, 2011. The Company confirms that all such B Warrants remain subject to the US$0.03 per share exercise price announced March 24, 2010.

BALATON POWER INC.

Michael Rosa
Director, President and Chief Executive Officer